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Associated Estates
Great Living – It's What We Do®

NEWS RELEASE

For Immediate Release
Release Date: April 13, 2015

Newly Appointed Independent Directors of Associated Estates Send Letter to Shareholders

Douglas Crocker II and Jon A. Fosheim Highlight Recent Discussions with Shareholders

Urge Shareholders to Vote FOR All of the Company's Director Nominees on the WHITE Proxy Card

CLEVELAND, April 13, 2015 - Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) today announced that Douglas Crocker II and Jon A. Fosheim, the two newest independent members of the Company's Board of Directors, have sent a letter to Associated Estates shareholders in connection with the Company's 2015 Annual Meeting. The letter provides an update on the recent discussions Messrs. Crocker and Fosheim have had with Associated Estates shareholders regarding the Company's track record of value creation, substantially reconstituted Board, recently implemented governance enhancements, and long-term strategy to continue to create value for shareholders.

The full text of the letter from Messrs. Crocker and Fosheim is below:

April 13, 2015

Dear Associated Estates Shareholder:

As the newest members of the Associated Estates Board, we are writing this letter to provide an update regarding the recent discussions we have had with investors.

We Welcome Input from Associated Estates Shareholders

As you may know, we are seasoned REIT executives with more than 60 years of combined experience in the industry, and we both have track records of taking decisive action to drive growth and maximize shareholder value. We pride ourselves on our independence and objectivity, and accordingly, we are committed to doing what is best for ALL Associated Estates shareholders. To ensure that the Company is taking the right steps to protect and enhance value, we have recently been on the road meeting with shareholders to engage with them and solicit their input regarding Associated Estates. In fact, one or both of us have met or scheduled meetings with shareholders representing more than half of the record date shares outstanding.

These in depth, face-to-face shareholder meetings give us an opportunity to gather shareholder feedback and discuss the Company's track record of value creation, our recently implemented governance enhancements and our long-term performance and strategy. To be clear, we are committed to continuing this engagement with Associated Estates shareholders in the weeks ahead and beyond the 2015 Annual Meeting.

We have been encouraged by the feedback received so far, which has reinforced our belief that the Company's Board and management team are on the right track. Many shareholders have told us that they appreciate the progress Associated Estates has made as well as the numerous actions the Board and management team have taken to position the Company for continued success and enhanced shareholder value creation. These include:

- Driving industry leading shareholder returns;
- Substantially reconstituting the Board with the addition of experienced industry professionals;
- Enhancing the Company's corporate governance profile;

- Transforming the Company's portfolio; and
- Undertaking an independent review of the Company's assets, operations and strategy.

Associated Estates Has Delivered Industry Leading Shareholder Returns

Associated Estates' track record delivering solid returns for shareholders speaks for itself - and the Company's performance has been a key topic of discussion in nearly every one of our shareholder meetings.

- <u>Best-in-sector returns over the past 10 years</u>: Associated Estates has achieved returns of approximately 195%, compared to an average of approximately 138% for the multifamily sector and approximately 98% for the RMS REIT index over the same time period.

- <u>Strong financial results driven by portfolio transformation and strict adherence to a well thought out and simple strategic plan</u>: In the past decade, Associated Estates has cultivated a portfolio of high-quality properties in growing submarkets. The portfolio has an average age of 15 years (second youngest in the multifamily sector) due to the disposition of 49 assets since 2005 (average age of 22 years) and the acquisition of 25 properties (average age of six years).

We have seen firsthand how this company operates, and we have every confidence that Associated Estates has the right leadership and vision to build on its successful history and continue delivering value for shareholders.

Associated Estates Has Taken the Right Steps to Strengthen the Board and Enhance Governance

In addition to the Company's excellent results, we have also spent considerable time with shareholders discussing matters related to corporate governance.

- <u>Substantially reconstituted Board</u>: Associated Estates' slate of director candidates comprises eight highly qualified individuals, seven of whom are independent and three of whom will have joined the Board since late 2014. Our recent additions to the Board underscore that Associated Estates is committed to making changes to enhance its Board and ensuring that the most qualified industry professionals are overseeing the Company's growth and value-creation initiatives.

- <u>Outstanding nominee John S. Gates, Jr.</u>: John has 30 years of relevant experience, including as Co-Founder and former Co-Chairman and Chief Executive Officer of CenterPoint Properties Trust. He is a proven REIT executive whom we have known professionally for many years and for whom we have deep respect. In our and the Board's view, John will be an outstanding addition.

- <u>Strong incumbent directors</u>: The other members of the Associated Estates' Board bring important insights and perspectives to the Company and in effectively overseeing and reviewing the Company's strategies and its execution to position the Company for sustainable shareholder value creation.

- <u>Important governance enhancements</u>: Other important steps Associated Estates has taken to improve its corporate governance framework include: the elimination of the shareholder rights plan, the elimination of the Executive Committee of the Board and seeking shareholder approval at the 2015 Annual Meeting to eliminate the Company's 4.0% share ownership limit. These changes further enhance the Board's transparency and accountability as well as provide the optimal governance structure to support continued value creation.

In our discussions, we have been pleased to find that shareholders understand and appreciate the significant changes implemented at Associated Estates since last year's annual meeting.

Thorough Business Review is Ongoing
Associated Estates is not resting on its laurels, and, together with our financial advisors, we are undertaking a thorough and impartial review of the business. As members of the fully independent Finance and Planning Committee, we are considering a wide range of potentially value enhancing alternatives, and are deeply committed to driving continued value creation for Associated Estates shareholders. We expect to provide an update to shareholders on the status of the business review prior to the Annual Meeting.

We believe that shareholders have been pleased to confirm that we are open-minded and willing to recommend any action that would advance the interests of all Associated Estates shareholders.

We Are Asking For Your Support - Please Vote the <u>WHITE</u> Proxy Card Today
As experienced real estate executives, it is clear to us that the Company's slate of directors is knowledgeable, objective and engaged, with extensive industry experience and the right skills to guide Associated Estates' continued success. In contrast, we believe that the candidates nominated by activist hedge fund Land and Buildings would add no relevant skills, experience or expertise that are not already represented on the Board.

Given the impressive and substantial progress being made at Associated Estates, we urge you to protect the value of your investment by voting the **WHITE** proxy card today to support the Associated Estates slate: Douglas Crocker II, Jon A. Fosheim, Jeffrey I. Friedman, John S. Gates, Jr., Michael E. Gibbons, James J. Sanfilippo, James A. Schoff and Richard T. Schwarz.

As the Annual Meeting approaches, we will continue to speak with investors about the Company and the opportunities and challenges ahead for Associated Estates. We will keep you informed of important developments, and we thank you for your support.

Sincerely,

/s/ Douglas Crocker II   /s/ Jon A. Fosheim
Director and Chairman of the Board's   Director and Member of the Board's
Finance and Planning Committee   Finance and Planning Committee

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If you have questions or need assistance voting your shares please contact:

MACKENZIE PARTNERS, INC.

105 Madison Avenue
New York, New York 10016
AEC@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

About Associated Estates
Associated Estates is a real estate investment trust and a member of the S&P 600, Russell 2000, and MSCI US REIT Indices. The Company is headquartered in Richmond Heights, Ohio. Associated Estates' portfolio consists of 57 apartment communities containing 15,206 units located in 10 states, which include two committed acquisitions with 681 units that are being managed during lease-up and five apartment communities with 1,446 units in various stages of active development. For more information about the Company, please visit its website at www.associatedestates.com.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions, as well as current expectations, estimates, projections, judgments and knowledge of management, all of which are subject to risks, trends and uncertainties that could cause actual results to vary from those projected. Factors which may cause the Company's actual results or performance to differ materially from those contemplated by forward-looking statements include, without limitation, those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the U.S. Securities and Exchange Commission (the "SEC"), and the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; losses resulting from property damage or personal injury that are not insured; results of litigation involving the Company; the cost, disruption and diversion of management's attention associated with campaigns commenced by activist investors seeking to influence the Company to take particular actions favored by the activist or gain representation on the Company's Board of Directors; information security breaches and other disruptions that could compromise our information and expose us to business interruption, increased costs, liability and reputational damage; and risks associated with property acquisitions and dispositions, such as failure to achieve expected results. In regard to the business review the Company is undertaking, there will be no updates until the review is complete and there is no set timeframe for completion. Readers should carefully review the Company's Annual Report on Form 10-K for the year ended December 31, 2014, and the other documents the Company files from time to time with the SEC. These forward-looking statements reflect management's judgment as of this date, and the Company assumes no obligation to revise or update them to reflect future developments or circumstances.

Important Additional Information

Associated Estates, its directors and certain of its executive officers will be deemed to be participants in the solicitation of proxies from Associated Estates shareholders in connection with the matters to be considered at Associated Estates' 2015 Annual Meeting. Associated Estates filed a proxy statement with the SEC on April 3, 2015 in connection with any such solicitation of proxies from Associated Estates shareholders. ASSOCIATED ESTATES SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Associated Estates' directors and executive officers in Associated Estates shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Associated Estates' 2015 Annual Meeting. Information can also be found in Associated Estates' Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 18, 2015, and Associated Estates' definitive proxy statement on Schedule 14A, filed with the SEC on April 3, 2015. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Associated Estates with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at Associated Estates' website at www.associatedestates.com or by contacting Jeremy Goldberg, Vice President of Corporate Finance and Investor Relations at (216) 797-8715.

# # #

For more information, please contact:

Company Contact	Investor Contact	Media Contact
Jeremy Goldberg	Dan Burch and Bob Marese	Andrew Siegel and Jon Keehner
(216) 797-8715	MacKenzie Partners	Joele Frank, Wilkinson Brimmer Katcher
	(212) 929-5500	(212) 355-4449